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                           June 14, 2022

       Eli Spiro
       Chairman and Chief Executive Officer
       CleanTech Acquisition Corp.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: Cleantech
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 23, 2022
                                                            File No. 333-262431

       Dear Mr. Spiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed May 23, 2022

       Summary of the Proxy Statement/Prospectus
       The Parties to the Business Combination
       Nauticus Robotics, Inc., page 22

   1. We note your revised disclosure about the Aquanaut on page 23 stating that "Nauticus has produced two units, one
developmental unit and a pre-production unit." Advise if the two
                                                        Aquanauts already
produced include the "pre-production" unit. Additionally, revise your disclosure to clarify
what is meant by "pre-production."
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
June       NameCleanTech Acquisition Corp.
     14, 2022
June 14,
Page 2 2022 Page 2
FirstName LastName
Services and Revenue, page 24

2. We note your response to prior comment 5. However, as previously requested, your response does not "tell us whether the added projections were prepared as part of the projected financial information that Nauticus provided to CLAQ prior to its approval of the Business Combination." The financial projections disclosed under the caption
         "Certain Nauticus    Projected Financial Information" do not include
separate line items for
         "Services" and "Direct Product Sales." Disclose whether these projections, i.e. the separate projections disclosing projected revenues for "Services" and "Direct Product
         Sales," were prepared by Nauticus' management and included in the information provided to and relied upon by the Company and the CLAQ Board for purposes of its financial analyses and approval, as summarized on page 113. If so, please include these line items in your disclosure on page 113. If not, please disclose when these additional projections were prepared and who prepared them.
3. Additionally, we note your revised disclosure stating that "[i]n 2024, the service fleet is expected to expand and the revenue from the RaaS business is estimated to account for
         $117.4 million of the total projected revenue of $146.0 million from services." As these projections do not appear in your disclosure on page 113, clarify whether your statements on page 25 are subject to the same qualifications and assumptions that footnote (1) to your table on page 25 states apply to the disclosures in the table. Further, as your projections on page 113 do not include information about "Services" and "Direct Product Sales," tell us if additional assumptions were needed to compute these figures and make the appropriate disclosures. In that regard, your additional projections on page 25 seem to depend on information not addressed on pages 113 and 114, including the amount of services you will be providing as commercial services and engineering services and the amount of product sales of the Aquanaut and Argonaut, for example. With a view toward supplemental disclosure, tell us how Nauticus has a reasonable basis to make such projections about its "Services" and "Direct Product Sales" through 2024 and clearly disclose the basis for projecting this revenue growth and the factors or contingencies that would affect such growth ultimately materializing.
Ownership of the Post-Business Combination Company After the Closing, page 32

4. We note your response to prior comment 8. Clarify whether Roth and Lake Street were engaged by CLAQ for services to be provided in connection with the business combination transaction with Nauticus or advise.
Risk Factors
Nauticus has identified a material weakness in its internal control over financial reporting. This material weakness could..., page 45

5. We note your added disclosure on page 65 that you hired a senior accountant and accounts receivable staff as of March 31, 2022 as part of your plan to remediate the material
 Eli Spiro
CleanTech Acquisition Corp.
June 14, 2022
Page 3
         weakness in internal controls over financial reporting. Please revise to disclose this information here. Also, with regard to your statement that you expect to hire new personnel by the end of April 2022, clarify what other full-time employees, if any, you have hired or still plan to hire.
Certain Nauticus' Projected Financial Information, page 112

6. We note your response to prior comment 12 and reissue our comment in part. We also note your disclosure that "Nauticus provides all labor and other operating costs associated with the deployment of the Hydronaut and Aquanaut, unless otherwise prescribed by the secondary contract that the lease supports." Clarify whether the Hydronaut is included in your 18-month lease contract or subject to other lease contracts that you characterize as
         not    precisely    RaaS leases. In that regard, we note your
disclosure on page 23 that the
            first Hydronaut is currently fulfilling charter days for a Large Confidential Government
         Contractor.    Further, we note your revised disclosure does not
indicate to what extent
         labor and other operating costs are provided for by secondary contracts in your 18-month lease agreement for the Aquanaut and/or the Hydronaut. Clearly disclose what costs or services Nauticus is providing in connection with the operation of the Aquanaut and/or
         Hydronaut for this 18-month lease arrangement or in other similar arrangements, including to what extent you are providing "some" of the labor costs associated with any such deployment(s). Additionally, to the extent this 18-month lease agreement is not described in your contract to be provided as Exhibit 10.25, please supplementally provide us the relevant agreement(s).
Related Party Loans, page 232

7. We note your response to prior comment 17. In your response to us dated April 27, 2022, you stated that "Chardan has not loaned funds to CLAQ since the beginning of last fiscal year." As previously requested, revise your disclosure here to disclose (1) any outstanding loans made by Chardan Capital Markets, LLC or (2) any outstanding loans made by the officers or directors of CLAQ's Co-Sponsors. If there are no such loans, include such disclosure in your proxy statement/prospectus.
Cleantech Acquisition Corp. Notes to Consolidated Financial Statements
Note 1. Description of Organization and Business Operations, page F-7

8. We note your revised disclosures in response to prior comment 18. Please tell us how you determined that the warrants will be exercisable into 3,063,735 shares of the Combined
       Company's common stock. In this regard, you state that the number of shares of common
FirstName LastNameEli Spiro
       stock into which the warrants are exercisable is equal to 100% of the outstanding principal
Comapany   NameCleanTech
       amount                Acquisition
               of the Debentures divided Corp.
                                          by a conversion price of $15.00,
which would appear to
       equate
June 14, 2022 to 2,530,612
               Page 3      shares.
FirstName LastName
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
June       NameCleanTech Acquisition Corp.
     14, 2022
June 14,
Page 4 2022 Page 4
FirstName LastName
Nauticus Robotics, Inc. Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue, page F-79

9. You state in your response to prior comment 20, as well as your revised disclosure on page F-59, that there are no remaining performance obligations that are not included on your balance sheets. Please tell us how the various contracts disclosed in the table on page 175 were considered in your remaining performance obligations disclosures.
10. We note your response to prior comment 21. Please provide us with your analysis as to why the costs related to the construction of this Aquanaut vehicle qualified to be expensed as incurred rather than capitalized as a tangible asset. Refer to guidance in ASC 730-10-
         25-2, which states that equipment constructed for research and development (R&D)
         activities that have future uses, including in R&D projects or otherwise, should be capitalized as tangible assets when constructed. In your response, specifically address what your intended purpose was for constructing this vehicle and what you planned to use it for once constructed.
11. We note from your response to comment 30 in your letter dated April 27, 2022 that you began leasing a Hydronaut I vehicle in the first quarter 2022. To the extent material, please revise to include information related to that lease agreement, including the lease start date, lease amount and rental income recorded during the period. Refer to ASC 842-
         30-50. Also, tell us where the Hydronaut rental income is reflected in the table on page F-
         80, as it appears the vehicle lease revenue relates only to the Aquanaut lease agreement.
Exhibits

12. Refer to prior comment 22. Revise the legend on the first page of each redacted exhibit to conform to the requirements set forth in Item 601(b)(10)(iv) of Regulation S-K.
         Specifically, state, if true, that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
June       NameCleanTech Acquisition Corp.
     14, 2022
June 14,
Page 5 2022 Page 5
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Giovanni Caruso